ALPS Series Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

March 3, 2025

VIA EDGAR

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Re:	ALPS Series Trust (the “Registrant”) File No. 811-22747

Dear Ms. Fettig:

On behalf of the Registrant, and with respect to each series of the Registrant listed on Exhibit A (each a “Fund” and collectively, the “Funds”), the following is the Registrant’s response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 15, 2025 and February 21, 2025, regarding the Registrant’s filings on Form N-CSR and related disclosures. Each Staff comment is summarized below, followed by the Registrant’s response.

1.	Staff Comment: With respect to the Hillman Value Fund's 9/30/2023 Form N-CSR, Item 4(d) requires disclosure of all other fees, including an explanation of their nature. While some fees were disclosed, the filing did not include a description of the nature of these fees. Please ensure moving forward there is the required explanation.

Registrant’s Response: The Registrant acknowledges this Staff comment and will seek to ensure that future filings provide a detailed description of the nature of all fees disclosed under Form N-CSR Item 4(d).

2.	Staff Comment: With respect to the Hillman Value Fund, regarding Form N-CEN Item (c)(7)(n) and reliance on Rule 18f-4. Please clarify whether this client uses derivatives.

Registrant’s Response: The Registrant confirms that the Fund qualifies as a limited derivatives user under Form N-CEN Item (c)(7)(n). We will continue to seek to ensure compliance with this requirement in future filings.

3.	Staff Comment: With respect to the Hillman Value Fund, please address the procedure for disclosing a change in accountant for shell mergers. Please also ensure future compliance with this requirement.

Registrant’s Response: The Registrant acknowledges the requirement to disclose changes in accountants for shell mergers in both Form N-CEN and Form N-CSR filings. The Registrant will seek to ensure timely and accurate reporting of such changes.

4.	Staff Comment: Note 6 to the financial statements identifies the Brigade High Income Fund’s sub-advisor. Please provide an explanation for the omission of the sub-advisor disclosure in Item C 9(c) of the Form N-CEN filing, as required.

Registrant’s Response: The Registrant acknowledges the Staff’s comment and will ensure that future filings include the required sub-advisor disclosure in Item C 9(c) of the Form N-CEN or provide an appropriate explanation for its omission.

5.	Staff Comment: With respect to all the Funds, ensure the overall series and class information in EDGAR is updated. Further, ensure the status of inactive funds such as the Insignia Macro Fund, American Independence Global Tactical Allocation Fund, and the Polen DDJ Opportunistic High Yield Fund is updated.

Registrant’s Response: The Registrant has reviewed the EDGAR information relating to the share classes of the active funds and to the inactive funds and is in the process of making the requested updates.

6.	Staff Comment: Please ensure that Fund websites are updated with the most recent prospectus and financial statement links.

Registrant’s Response: The Registrant has updated or caused to be updated all fund websites to include the most recent prospectus and financial statement links.

7.	Staff Comment: Regarding Rule 30e-1(b)(2), please implement the changes outlined in ADI 2024-14 addressing common TSR issues. The Staff noted specific issues including:

i.	Certain Fund websites including Beacon Funds, Brigade High Income Fund, Carret Kansas Tax Exempt Bond Fund, Clarkston Funds, Seven Canyons Funds, and Hillman Value Fund did not completely link to items 7-11 of Form N-CSR pursuant to the one-click rule.

ii.	Certain Fund websites including Beacon Funds, Brigade High Income Fund, Carret Kansas Tax Exempt Bond Fund, and Hillman Value Fund lack links to the Form N-PX.

Please confirm that these issues will be addressed to ensure compliance.

Registrant’s Response: The Registrant has updated or caused to be updated those Fund websites which fully link to all required Form N-CSR items, including items 7-11, and include proper links to Form N-PX information as required by Rule 30e-1(b)(2) and Form N-1A, respectively.

8.	Staff Comment: Quarterly portfolio holdings links must be accurate and up to date. For example, the Beacon Funds are missing Part F holdings for December 31, 2023, and June 30, 2024. Additionally, the Carret Kansas Tax Exempt Fund displays outdated holdings June 2023 instead of the current period June 2024. Please confirm in correspondence that the links will be updated to reflect the most recent quarterly information and that such updates will be maintained consistently moving forward.

Registrant’s Response: The Registrant has reviewed the quarterly portfolio holdings links on the Carret Kansas Tax Exempt Fund and the Beacon Funds websites and has made the requested updates to seek to ensure they reflect the most recent data.

9.	Staff Comment: With respect to the Beacon Funds’ TSRs, the provided link does not comply with Item (6)(b) of ADI 2024-14, as it fails to direct shareholders to the required information. Please confirm that the link will be updated to ensure compliance.

Registrant’s Response: The Registrant has modified the TSR links for the Beacon Funds to seek to ensure compliance with the one-click rule and provide direct access to the required information.

10.	Staff Comment: With respect to the Beacon Funds, in Form N-1A, Item 27(a)(b)(2), the ticker symbols are missing from the TSR’s. Please explain how this will be addressed and confirm that ticker symbols will be included in future filings.

Registrant’s Response: The Registrant will seek to ensure that ticker symbols are included in the TSRs for all future filings.

11.	Staff Comment: With respect to the Beacon Funds, the TSR references Class I shares, while other disclosures refer to Institutional shares. Please explain how this discrepancy will be resolved and confirm that the naming conventions will be aligned in future filings.

Registrant’s Response: The Registrant acknowledges the references described above and will harmonize the naming conventions in future filings.

12.	Staff Comment: With respect to the Beacon Funds (Institutional Class), both classes of the Brigade High Income, the Carret Kansas Tax Exempt Bond Fund (Institutional Class), the Clarkston Partners Fund (Institutional Class), and Seven Canyons World Innovators Fund (Institutional Class), Form N-1A, Item 27A(d)(2) Instruction 1(d) requires that line graphs must start at the higher minimum if initial investments exceed $10,000. Please update the line graphs to accurately reflect the minimum investment requirements.

Registrant’s Response: The Registrant will update the line graphs in future filings to reflect the minimum investment requirements for the Funds.

13.	Staff Comment: With respect to the Beacon Funds, the Brigade High Income Fund, the Carret Kansas Tax Exempt Bond Fund, the Clarkston Funds, and the Seven Canyons Funds, Form N-1A, Item 27A(d)(2), Instruction 8 requires disclosure for the reason for benchmark changes.

Registrant’s Response: The Registrant will include in future filings disclosure of the reasons for any benchmark changes.

14.	Staff Comment: With respect to the Brigade High Income Fund, pursuant to Form N-1A, Item 27A(f), please include a brief description of how credit quality of portfolio holdings is determined.

Registrant’s Response: The Brigade High Income Fund will in the future, when using credit quality for purposes of Form N-1A Item 27A(f), include a brief description of how the credit quality of portfolio holdings is determined.

15.	Staff Comment: With respect to the Beacon Funds financial statements, the Schedule of Investments must identify non-income-producing securities in accordance with Regulation S-X, Article 12-12, Footnote 7.

Registrant’s Response: The Registrant will in future filings with respect to the Schedule of Investments for the Beacon Funds, identify non-income-producing securities in accordance with Regulation S-X, Article 12-12, Footnote 7.

16.	Staff Comment: With respect to the Carret Kansas Tax Exempt Bond Fund, significant concentrations of credit risk should be disclosed in accordance with FASB ASC 825-10-50.

Registrant’s Response: The Registrant will disclose any significant concentrations of credit risk in future filings in accordance with FASB ASC 825-10-50.

17.	Staff Comment: With respect to the Statement of Assets and Liabilities for all Funds, the Registrant should include a note in future filings to identify any redemption fees that may differ from the NAV or offering prices.

Registrant’s Response: The Registrant will include a note in future Statement of Assets and Liabilities for all Funds to identify redemption fees that may differ from the NAV or offering prices.

18.	Staff Comment: With respect to the Financial Highlights table for the Carret Kansas Tax Exempt Bond Fund (Class A), the Registrant should note that the total return does not include the sales load, in accordance with Form N-1A, Item 13, Instruction 3(b).

Registrant’s Response: The Registrant will note that in the Financial Highlights table for the Carret Kansas Tax Exempt Bond Fund (Class A), the total return does not include the sales load, as required by Form N-1A, Item 13, Instruction 3(b).

19.	Staff Comment: With respect to the diversification status of the Carret Kansas Tax Exempt Bond Fund (Class A), the Registrant should confirm whether the Fund continues to operate as non-diversified. If the Fund has operated in a diversified manner for more than three years, shareholder approval will be needed before reverting back to a non-diversified status.

Registrant’s Response: The Registrant confirms that the Fund now operates as a diversified fund and notes that the recently filed prospectus and Statement of Additional Information dated January 28, 2025, has been updated accordingly.

20.	Staff Comment: With respect to the Seven Canyons World Innovators Fund and the Brigade High Income Fund, the Registrant should provide class-specific justifications for differing expense limits and waivers, in accordance with the Staff’s guidance. Please explain in correspondence whether the Board monitors waiver usage to prevent subsidization between classes.

Registrant’s Response: The Board monitors the Seven Canyons World Innovators waiver usage on a quarterly basis. The expense limits and waivers for the Brigade High Income Fund were recently modified effective February 1, 2025, to eliminate any differing expense limits or waivers between the Fund’s two classes.

Sincerely,

/s/ Camilla Nwokonko
Camilla Nwokonko
Secretary

EXHIBIT A

Brigade High Income Fund

Beacon Accelerated Return Strategy Fund

Beacon Planned Return Strategy Fund

Carret Kansas Tax-Exempt Bond Fund

Clarkston Partners Fund

Clarkston Fund

Clarkston Founders Fund

Hillman Value Fund

Seven Canyons Strategic Global Fund

Seven Canyons World Innovators Fund